Exhibit 99.2

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is September 6, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: September 6, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces up-date of Offering.

5.	Full Description of Material Change

The Company is providing an update on its previously announced private placement (the “Offering”). The Company proposes to issue up to 15,000,000 units (each, a “Unit”) at a price of $0.52 per Unit for aggregate proceeds to the Company of $7,800,000. Each Unit will consist of one common share in the capital of the Company (each, a “Common Share”) and one-half of one warrant to purchase one common share (each whole warrant, a “Warrant”). Each Warrant will have a term of 36 months and an exercise price of $0.60. The terms of the Warrants will include customary adjustment provisions upon certain dilutive issuances. The volume weighted average trading price of the Company’s Common Shares for the five trading days ended August 29, 2013, the day prior to the announcement of the Offering, was $0.53 and the Offering Price is at approximately a 2% discount to such price.

Secutor Capital Management Corporation (the “Agent”) will act as agent for the proposed Offering. The Agent will be entitled to compensation in the following form: (a) a cash fee equal to 2.5% of the aggregate cash proceeds received from the Offering; (b) Units equal to 2.5% of the total number of Units sold in the Offering; and (c) common share purchase warrants equal to 4.5% of the total number of Units issued pursuant to the Offering (the “Agent Warrants”). The Agent Warrants will have a term of 36 months and an exercise price of $0.65.

The terms of the Offering are the result of negotiations with the Agent, the Company and potential subscribers. Sprott Asset Management LP, on behalf of its funds and managed accounts, and an associate are acquiring an aggregate of 15,000,000 Units in the Offering and acquired an aggregate of 4,731,000 units (consisting of one Common Share and one-half of a Common Share purchase warrant) in the First Financing (described below) thus increasing their aggregate ownership from 13,384,103 Common Shares (assuming full exercise of any convertible securities), as of the date immediately prior to the closing of the First Financing (as defined below), to 42,980,603 Common Shares (assuming full exercise of any convertible securities) representing approximately 28.8% of the issued and outstanding Common Shares of the Company following closing of the Offering. The aggregate number of Common Shares issued and issuable to Sprott Asset Management LP and its associates under the First Financing and the Offering is 29,596,500, which represents 27.5% of the issued and outstanding Common Shares prior to the closing of the First Financing.

The Company is seeking written consent of its shareholders to complete the Offering under the rules of the Toronto Stock Exchange (the “TSX”) because when combined with the securities issued in its recent prospectus offering (the “First Financing”) which closed on August 16, 2013, and assuming the exercise of all warrants and convertible securities issued thereunder, the Company will have issued on closing of the Offering approximately 45% of its share capital outstanding immediately prior to the closing of the First Financing, which is in excess of 25%. In the First Financing and the Offering combined, the Company will have issued an aggregate of 31,432,525 Common Shares and common share purchase warrants exercisable for 16,234,386 Common Share (including Common Shares and warrants issued to the agents as compensation and pursuant to an over-allotment option) and granted a compensation option to the agents to acquire up to 708,420 Common Shares, for a maximum issuance of up to 48,376,502 Common Shares. In addition, the Company is seeking shareholder approval because greater than 10% of the Common Shares issued in the First Financing and the Offering are being issued to insiders of the Company and because Sprott Asset Management LP would be the largest shareholder of the Company if all of its convertible securities (including Warrants) were exercised, the Offering may be considered to materially affect control of the Company under the rules of the TSX. The Common Shares held by Sprott Asset Management LP, as well as shares issued in the First Financing, and its associates will be excluded from such vote.

The Offering will be made on a private placement basis, exempt from prospectus and registration requirements of applicable securities laws. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States or to “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities in the United States or to U.S. Persons.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 11th day of September, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO